Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
THIRD QUARTER 2007 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, October 31, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the nine months ended September 30, 2007 was $135 million or $0.33 per diluted share, compared with $114 million or $0.33 per diluted share during the same period in 2006. Net income for the three months ended September 30, 2007 totaled $3 million, or nil per share, compared to $35 million or $0.10 per share during the same period in 2006. The decrease was due in part to a one-time debt break fee of $27 million (or $0.07 per diluted share) related to the defeasance of debt on One Liberty Plaza in New York.
During the third quarter, Brookfield Properties leased 1.4 million square feet of space, bringing the year-to-date total leasing to 5.0 million square feet, at an average net rent of $30.62 per square foot, which represents a 33% improvement versus the average in-place net rent of $23.04 per square foot on expiring leases. The company’s portfolio-wide occupancy rate finished the quarter at 95.0%.
FINANCIAL RESULTS
Funds from operations (“FFO”) for the quarter ended September 30, 2007, was $146 million or $0.36 per share, up from $109 million or $0.31 per share during the same period in 2006. For the nine months ended September 30, 2007, funds from operations totaled $442 million or $1.10 per diluted share, up from $318 million or $0.90 per diluted share during the same period in 2006. Funds from operations and gains for the nine months ended September 30, 2007 was $517 million or $1.29 per diluted share.
Commercial property net operating income for the third quarter of 2007 was $332 million, up from $179 million for the third quarter of 2006. The increase is primarily due to the contribution from the U.S. Office Fund which was fully invested in the fourth quarter of 2006. It also reflects same-store growth of 7% as a result of the continued improvement in occupancy and lease rates. Commercial property net operating income for the nine months ended September 30, 2007 was $972 million, up from $524 million for the same period in 2006.
Residential development operations contributed $43 million of net operating income in the third quarter of 2007, up from $37 million in the third quarter of 2006. Residential development operations contributed $157 million of net operating income in the first nine months of 2007, up from $93 million in the same period of 2006.
HIGHLIGHTS OF THE THIRD QUARTER
Advanced construction at Bay-Adelaide Centre, Toronto; Bankers Court, Calgary; and 77 K Street, Washington, D.C. These three active developments are on time, on budget and 40% leased in aggregate.
Sold 2 and 40 St. Clair Ave. West, Toronto, resulting in a gain of approximately $6 million for Brookfield Properties’ 25% interest. Brookfield Properties acquired its interest in the two buildings totaling 450,000 square feet with the O&Y portfolio in 2005.
Refinanced One Liberty Plaza, New York, with an $850 million, non-recourse 10-year loan. The financing was completed with Goldman Sachs at a fixed rate of 6.139%, repaying a $397 million loan at a fixed rate of 6.75%.
Repurchased over two million common shares of the company at an average price of $23.56 during the quarter, bringing the total number of shares repurchased in 2007 to approximately 3.1 million at an average price of $23.97. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $388 million acquiring 34.5 million common shares at an average price of $11.23.
OPERATING HIGHLIGHTS
Brookfield Properties leased 1.4 million square feet of space across the portfolio during the third quarter of 2007. New leases represent 80% of the total while renewals represent the remainder. Highlights include:
Calgary — 220,000 square feet
•	Five-year renewal with Blake, Cassells and Graydon for 82,000 square feet at Bankers Hall
•	Eight-year lease with Tristar Oil & Gas for 68,000 square feet and 10-year lease with Alberta Utilities Board for 45,000 square feet at Fifth Avenue Place
Minneapolis — 157,000 square feet
•	10-year lease with PDI for 74,000 square feet at 33 South Sixth Street, replacing space recently vacated by Rider Bennett
Boston — 116,000 square feet
•	New 14-year lease with Hill Holiday for 103,000 square feet at 53 State Street
IN MEMORIAM
Brookfield Properties Corporation pays tribute to Sam Pollock, a long-time Brookfield director who passed away in August after a remarkable life as a sports legend. As General Manager of the Montreal Canadiens from 1964-1978, Mr. Pollock led the team to nine Stanley Cup championships. He also served as Director of the Toronto Blue Jays from 1993-1999 and Chairman from 1997-1999. Mr. Pollock was inducted into the Hockey Hall of Fame in 1978 and into Canada’s Sports Hall of Fame in 1982. He was named a Great Montrealer in 1978, a distinguished Officer of the Order of Canada in 1985 and a Knight of the National Order of Quebec in 2002. One of our great mentors, Sam was an inspiration to all of us, and will be deeply missed.
OUTLOOK
“Looking to the near-term, having seen little evidence of fundamentals changing in any of our markets resulting from the volatility in the financial markets, we remain confident,” stated Ric Clark, President & CEO of Brookfield Properties Corporation. “Based on the seasonality of results in our residential land development division, we expect to have a strong fourth quarter, meeting our expectations for the year.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’

financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s final prospectus dated December 14, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on December 31, 2007 to shareholders of record at the close of business on December 3, 2007. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on December 31, 2007 to shareholders of record at the close of business on December 14, 2007.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2007 third quarter results on Wednesday, October 31, 2007 at 11:00 a.m. Eastern Time. Scheduled speakers are Ric Clark, President and Chief Executive Officer, and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.299.7928, pass code 82540837, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through November 30, 2007 by dialing 888.286.8010, pass code 95613091. A live web cast of the call will be available at www.brookfieldproperties.com for 30 days.
Along with the earnings news release, an updated supplemental information package will be available on the company’s web site, www.brookfieldproperties.com, before the market open on October 31, 2007.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Properties Profile
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 110 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 17 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	September 30, 2007	December 31, 2006

Assets
Commercial properties	$15,450	$15,287
Commercial development	1,093	735
Residential development	1,130	706
Receivables and other	1,023	974
Intangible assets	787	853
Restricted cash and deposits	417	507
Cash and cash equivalents	202	188
Assets related to discontinued operations (i)	76	64

	$20,178	$19,314

Liabilities
Commercial property debt	$11,865	$11,185
Accounts payable and other liabilities	1,231	923
Intangible liabilities	871	919
Future income tax liability	559	584
Liabilities related to discontinued operations (ii)	39	36
Capital securities — corporate	1,058	1,093
Capital securities — fund subsidiaries	769	803
Non-controlling interests — fund subsidiaries	239	266
Non-controlling interests — other subsidiaries	82	67
Preferred equity — subsidiaries	385	326

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,035	3,067

	$20,178	$19,314

(i)	Includes $67 million of commercial properties and $9 million of other assets associated with discontinued operations at September 30, 2007 (December 31, 2006 — $61 million and $3 million, respectively).

(ii)	Includes commercial property debt of $31 million and $8 million of other liabilities associated with discontinued operations at September 30, 2007 (December 31, 2006 — $34 million and $2 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	2007	2006	2007	2006

Total revenue	$705	$421	$2,063	$1,222

Net operating income
Commercial property operations	$332	$179	$972	$524
Residential development operations	43	37	157	93
Interest and other	13	9	32	30

	388	225	1,161	647
Expenses
Interest
Commercial property debt	177	83	523	237
Capital securities — corporate	15	13	46	39
Capital securities — fund subsidiaries	(8)	—	(22)	—
General and administrative	23	15	76	44
Transaction costs	35	—	42	—
Non-controlling interests
Fund subsidiaries	(12)	—	(27)	—
Other subsidiaries	6	7	21	17
Depreciation and amortization	135	49	392	140
Future income taxes	20	23	66	86

Net income from continuing operations	$(3)	$35	44	$84

Discontinued operations	6	—	91	30
Net income	$3	$35	$135	$114

Net income per share — diluted
Continuing operations	$(0.01)	$0.10	$0.11	$0.24
Discontinued operations	0.01	—	0.22	$0.09

	—	$0.10	$0.33	$0.33

Funds from operations per share — diluted
Prior to discontinued operations and property disposition gains	$0.35	$0.30	$1.08	$0.87
Discontinued operations	0.01	0.01	0.02	0.03
Property disposition gains	0.02	—	0.19	$0.13

	$0.38	$0.31	$1.29	$1.03

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2007	2006	2007	2006

Net income	$3	$35	$135	$114
Depreciation and amortization(i)	136	51	395	147
Future income taxes(ii)	22	23	95	101
Non-cash items included in fund interests	(45)	—	(146)	—
Transaction costs(iii)	35	—	38	—
Property disposition gains(iv)	(5)	—	(75)	(44)

Funds from operations	$146	$109	$442	$318

(i)	Includes depreciation and amortization from discontinued operations of $1 million and $3 million for the three and nine months ended September 30, 2007, respectively (2006 — $2 million and $7 million, respectively).

(ii)	Includes future income taxes from discontinued operations of $2 million and $29 million for the three and nine months ended September 30, 2007, respectively (2006 — nil and $15 million, respectively).

(iii)	Net of non-controlling interests of nil and $4 million for the three and nine months ended September 30, 2007, respectively.

(i)	Net of non-controlling interests of $2 million and $41 million for the three and nine months ended September 30, 2007 (2006 — nil and nil, respectively).
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions except per share amounts)	2007	2006	2007	2006

Funds from operations	$146	$109	$442	$318
Preferred share dividends	2	1	3	2

Funds available to common shareholders	$144	$108	$439	$316

Weighted average shares outstanding	398.7	350.3	400.0	350.0
Funds from operations per share	$0.36	$0.31	$1.10	$0.90

DISCONTINUED OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2007	2006	2007	2006

Property disposition gains	$7	$—	$116	$44
Revenue from properties sold	4	7	14	24
Operating expenses	(1)	(4)	(5)	(13)

	10	3	125	55
Interest expense	(1)	(1)	(2)	(3)

Funds from discontinued operations and gains	9	2	123	$52
Depreciation and amortization	(1)	(2)	(3)	(7)
Future income taxes	(2)	—	(29)	(15)

Discontinued operations	$6	$—	$91	$30

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2007	2006	2007	2006

Revenue from continuing operations (i)	$552	$307	$1,602	$890
Operating expenses	(220)	(128)	(630)	(366)

Net operating income	$332	$179	$972	$524

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Sept. 30		Nine months ended June 30
(US Millions)	2007	2006	2007	2006

Revenue	$140	$105	$429	$302
Operating expenses	(97)	(68)	(272)	(209)

Net operating income	$43	$37	$157	$93

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2007	2006	2007	2006

Interest on debt securities	$9	—	$22	—
Interest on redeemable equity interests	4	—	20	—

	13	—	42	—
Non-cash component	(21)	—	(64)	—

Total interest expense — capital securities — fund subsidiaries	$(8)	—	$(22)	—

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2007	2006	2007	2006

Non-controlling interests	$12	—	$55	—
Non-cash component	(24)	—	(82)	—

Total non-controlling interests — fund subsidiaries	$(12)	—	$(27)	—